

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

September 16, 2008

Mr. Lawrence M. Higby
Chief Executive Officer
Apria Healthcare Group Inc.
26220 Enterprise Court
Lake Forest, CA 92630-8405

      Re: Apria Healthcare Group Inc.
                   Schedule 14A
                   File No. 001-14316
                   Filed July 24, 2008

Dear Mr. Higby:

      We have completed our review of your Schedule 14A and related filings and have no further comments at this time.

                           Sincerely,

                           John Reynolds
                           Assistant Director

Cc: Jeffrey Le Sage
Fax: (213) 229-6504